Contact

www.linkedin.com/in/lisa-dominique-machat-64652a129 (LinkedIn)
vampire.com (Company)
jetaimeco.com (Company)
awalkinthesun.com (Personal)

Lisa Dominique Machat

Managing Member at The Real Bloody Mary Co, LLC
Beverly Hills, California, United States

Experience

The Real Bloody Mary Co, LLC
Managing Member
August 2016 - Present (8 years 9 months)
Beverly Hills

Vampire Gourmet Bloody Mary -- the first ready to drink gourmet bloody mary with vodka in a can! patent pending

Author
A Walk in the Sun
January 2014 - Present (11 years 4 months)
Beverly HIlls

"A fast-moving, romantic vampire story that convincingly harks back to Gothic conventions. With its briskly paced story and direct engaging style, fans ay find much to satisfy them in this engaging thriller."
Kirkus Reviews.

"A suspenseful, beautifully written enthralling tale of love, revenge and a walk on the dark side." Rainwater Literary Solutions Agency.

"A Walk in the Sun is an ensnaring tale intriguing, potent and strong… Rich writing and captivating plot embody the vampire essence in Lisa Dominique Machat's engaging exciting novel." Forward Reviews

Vampire Lounge & Tasting Room
Director/Founder
April 2011 - Present (14 years 1 month)
Beverly Hills

http://vampire.com/our-lounge/
Invite your imagination inside the Vampire Lounge, created and designed by Vampire Vineyards' Countess, herself, Lisa Dominique Machat. Rumored to be owned by a circle of vampires, this cool seductive tasting room is the first of its kind. A secret escape in the heart of Beverly Hills.

In 2011, Lisa opened the Vampire Lounge & Tasting Room in Beverly Hills. The Vampire Lounge has become an oasis for the entertainment business to enjoy a quiet bottle of wine. Her wines have sponsored movie premiers such as George Clooney, Quentin Tarantino's Dusk Til Dawn; Wesley Snipes' Blade and Blade Trinity; Kate Beckinsale's Underworld and Underworld Evolution; Tim Burton's Dark Shadows starring Johnny Depp and Michelle Pfeifer, and most recently this year the hit movie Vampire Academy.

Located at 9865 S. Santa Monica Blvd. in Beverly Hills opposite the Peninsula Hotel, The Vampire Lounge & Tasting Room is the first wine tasting room ever to open in Beverly Hills, CA.

The upstairs lounge is available for small intimate gatherings. Please contact us for further details.

Je T'aime & Co
Director
February 2011 - Present (14 years 3 months)
Beverly Hills

JeTaimeco.com
Another Way to say I Love You
Je T'aime Brut and Brut Rosé are lively, delightful sparkling wines made with Chardonnay grapes from the Limoux region of France. Our Brut Rosé receives its delicate color from a short amount of time on the skins of the Pinot Noir grape. Its stylish bouquet of fresh strawberry and raspberry dazzles one's senses. The bright, fresh fruit lead to a yeasty flavor that is crisp, balanced and graceful. Je T'aime has a lingering finish that will tempt you to take another sip!

Vampire Vineyards
Director
January 1995 - Present (30 years 4 months)
Napa

http://vampire.com/our-story/

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